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                               July 31, 2023

       Akash Patel
       Chief Financial Officer
       NET Power Inc.
       404 Hunt Street, Suite 410
       Durham, NC 27701

                                                        Re: NET Power Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 7, 2023
                                                            File No. 333-273183

       Dear Akash Patel:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 7, 2023

       Cover Page

   1. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders
paid for such shares and warrants.
   2. We note the significant number of redemptions of your Class A common stock in connection with your
business combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. We also note that most of the shares being
registered for resale were purchased by the selling securityholders for prices considerably
below the current market price of the Class A common stock.
                                                        Highlight the
significant negative impact sales of shares on this registration statement could have on the
public trading price of the Class A common stock.
 Akash Patel
NET Power Inc.
July 31, 2023
Page 2
Risk Factors, page 8

3. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
58

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Legacy NET Power Holders, a beneficial owner of 64.6%of your outstanding shares, will be able to sell a significant number of its shares for so long as the registration statement of which this prospectus forms a part is available for use and the stock price remains above the $12.00 per share price.
General

5. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities
FirstName LastNameAkash Patel
       they purchased due to differences in the purchase prices and the current trading price.
Comapany    NameNET
       Please           Power
               also disclose theInc.
                                 potential profit the selling securityholders
will earn based on the
July 31,current trading
         2023 Page   2 price. Lastly, please include appropriate risk factor
disclosure.
FirstName LastName
 Akash Patel
FirstName
NET PowerLastNameAkash Patel
            Inc.
Comapany
July       NameNET Power Inc.
     31, 2023
July 31,
Page  3 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing